SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K




RECD S.E.C.
JUN 3 0 2003
1086

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period ____ to ____

Commission file number 333-102180

A. Full title of Plan and the address of the plan, if different from that of the issuer named below:

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

ABBOTT LABORATORIES
100 Abbott Park Road
Abbott Park, Illinois 60064-6049

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Co-trustees
Abbott Laboratories Stock Retirement Plan

We have audited the accompanying statement of net assets available for benefits of Abbott Laboratories Stock Retirement Plan (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Plan as of December 31, 2001, was audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on that financial statement in their report dated May 31, 2002.

We conducted our audit of the 2002 financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The 2002 supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2002 financial statements taken as a whole.



Chicago, Illinois
June 25, 2003

175 W. Jackson Blvd.
20th Floor
Chicago, IL 60604
T 312.856.0200
F 312.565.4719
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan's filing on Form 11-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with the filing on Form 11-K. See Exhibit 23.2 for further discussion.



ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Co-trustees of Abbott Laboratories
Stock Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of **ABBOTT LABORATORIES STOCK RETIREMENT PLAN** as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP.

Chicago, Illinois
May 31, 2002

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
ABBOTT LABORATORIES STOCK RETIREMENT PLAN
DECEMBER 31, 2002 AND 2001

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Co-trustees
Abbott Laboratories Stock Retirement Plan

We have audited the accompanying statement of net assets available for benefits of Abbott Laboratories Stock Retirement Plan (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Plan as of December 31, 2001, was audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on that financial statement in their report dated May 31, 2002.

We conducted our audit of the 2002 financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The 2002 supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2002 financial statements taken as a whole.

Chicago, Illinois
June 25, 2003

Abbott Laboratories Stock Retirement Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002 and 2001
(Dollars in thousands)

	2002	2001
Assets		
Cash	$ 2,150	$ 3,720
Investments	4,702,098	6,168,194
Due from brokers	3,387	8,452
Other receivables	5,209	-
Total assets	4,712,844	6,180,366
Liabilities		
Due to brokers	5,898	6,871
Net assets available for benefits	$4,706,946	$6,173,495

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2002
(Dollars in thousands)

Contributions	
Employer	$ 117,830
Participant	231,057
Total contributions	348,887
Transfers from other plans	43,735
Investment income (loss)	
Net depreciation in fair value of investments	(1,539,333)
Interest and dividends	119,549
Other	365
Net investment loss	(1,419,419)
Benefits paid	(439,287)
Other expenses	(465)
Net decrease	(1,466,549)
Net assets available for benefits	
Beginning of year	6,173,495
End of year	$ 4,706,946

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

In general, United States employees of Abbott Laboratories ("Abbott"), selected participating subsidiaries and affiliates, TAP Pharmaceutical Products Inc. (Abbott's joint venture with Takeda Chemical Industries, Ltd. of Japan), TAP Pharmaceuticals Inc. and TAP Finance Inc. (wholly-owned subsidiaries of TAP Pharmaceutical Products Inc.) may, after meeting certain employment requirements, voluntarily participate in the Plan. Puerto Rico employees participate in the Abbott Laboratories Stock Retirement Plan (Puerto Rico), a separately sponsored plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Effective June 1, 2002, the Abbott Laboratories 401(k) Plan was merged into the Plan and $37.4 million of assets was transferred into the Plan. In December 2002, the Murex Diagnostics, Inc. 401(k) Plan was merged into the Plan and approximately $1.1 million of assets was transferred into the Plan. At the end of December 2002, the Vysis Savings and Investment Plan was merged into the Plan and $5.2 million of assets was transferred into the Plan.

Putnam Fiduciary Trust Company serves as trustee of the Plan. Three Abbott officers serve as co-trustees of the Plan.

The Plan operates as a cash or deferred arrangement 401(k) plan and, effective October 1, 2001, is considered an employee stock ownership plan that meets the applicable United States Internal Revenue Code ("IRC") sections.

Contributions and Vesting

Employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate must contribute from 2% to 18% of their eligible earnings to the Trust, subject to certain limitations. Eligible earnings are an employee's regular base pay, including overtime and sales bonuses. Participants may choose to make their contributions from either pre-tax earnings, after-tax earnings, or both. The pre-tax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the IRC. Participant contributions may be invested in any or all of the investment options.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Employer contributions to the Plan are made each payroll period based on the participating employees' eligible earnings at an amount determined by the Board of Directors of Abbott. The employer contribution is 5% of the participant's eligible earnings if the employee elects to contribute at least 2% of eligible earnings. During 2002 and 2001, the trustee invested such funds in Abbott common stock periodically in accordance with stock-trading procedures established by the co-trustees and agreed to by the trustee. Cash dividends on shares of Abbott common stock are (1) paid in cash to the participants or beneficiaries, (2) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan's year in which paid, or (3) paid to the Plan and credited to the applicable accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the administrator.

During 2002 and 2001, the Plan offered seven investment options: Abbott common stock, SRP Stable Value Fund, Putnam Voyager Fund, Putnam Fund for Growth and Income, George Putnam Fund of Boston, Putnam International Growth Fund, and Putnam S&P 500 Index Fund. Participants at any age may direct the trustee to liquidate all or a portion of the Abbott common stock held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are at all times fully vested in their own contributions, employer contributions made prior to October 1, 2001, and earnings thereon. Vesting in employer contributions subsequent to October 1, 2001, is based on the following vesting schedule:

Service	Vesting percentage
Less than two years	0%
Two years or more	100

Nonvested portions of employer contributions are forfeited as of an employee's termination date. Forfeitures are (1) used to restore any forfeitures of participants who returned to service with Abbott within a given period of time and (2) are used to reduce future employer contributions if terminated participants do not return to service within the given period of time.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Distributions

Upon retirement, termination or death, participants or their beneficiaries receive a distribution in cash, Abbott common shares or, at their election, annuity insurance contracts for certain account balances, as defined (as these contracts are allocated to the respective participants, they are not recorded as assets of the Plan), or direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date, but distribution must be made before April 1 following the year the participant reaches age 70-1/2 or upon death, if earlier. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Participants with over five years of credited service are permitted to withdraw their after-tax contributions in shares or in cash, subject to certain limitations.

Loans to Participants

Participants may convert their pre-tax accounts to one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pre-tax accounts or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service ("IRS") and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended beyond five years. Repayment is made through periodic payroll deductions but may be repaid in a lump sum at any time. For employees leaving Abbott during the repayment period, the balance of the outstanding loan will be netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation and Income Recognition

Except for the SRP Stable Value Fund, Plan investments are stated at fair value as determined by quoted market prices. Participant loans are valued at cost, which approximates fair value.

The SRP Stable Value Fund is valued at contract value because it is fully benefit responsive. Putnam maintains contributions to the SRP Stable Value Fund in a separate account. The account is credited with earnings on underlying investments (principally insurance contracts), and charged for Plan withdrawals and administrative expenses charged by Putnam. The average yield and crediting interest rates were approximately 5% and 6% for 2002 and 2001, respectively. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The approximate fair value of the underlying investment contracts at December 31, 2002 and 2001, was $479,024,000 and $372,145,000, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Administrative Expenses

Putnam Investments is the Plan administrator. Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of Abbott stock. Mutual fund investment fees are charged against the net assets of the respective fund. Record keeping and Putnam administration fees are paid by Abbott.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The following investments represented 5% or more of the Plan's net assets at December 31, 2002 and 2001 (dollars in thousands):

	2002	2001
Abbott common stock	$3,574,592	$5,091,963

Distributions of Abbott common shares and conversions of participants' common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2002 and 2001, is presented below:

	2002	2001
Abbott common stock, 89,364,801 and 91,335,667 shares, respectively (dollars in thousands)	$3,574,592	$5,091,963
Market value per share	$40.00	$55.75

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows (dollars in thousands):

Mutual funds	$ (114,278)
Collective trust fund	(24,242)
Common stock	(1,400,813)
	$(1,539,333)

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY TRANSACTIONS

Certain Plan assets are invested in investments managed by Putnam; therefore, these transactions qualify as party-in-interest. A significant portion of the Plan's assets is invested in Abbott common stock.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the trustee and shall be terminated if Abbott completely discontinues its contributions under the Plan. All participants' account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant's share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

The IRS has determined and informed Abbott by a letter dated April 23, 2003, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

NOTE G - SUBSEQUENT EVENT

Effective April 1, 2003, several investment fund options were added and other enhancements were made to the Plan. The enhancements include (1) the elimination of the 30-day waiting period before execution of participant investment allocation changes and (2) the investment of employer matching contributions consistent with the participant's investment elections (rather than an automatic investment in Abbott stock).

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2002
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
*Abbott Laboratories, common shares, 89,364,801 shares				$ 3,574,592
*Putnam				
Mutual funds				
Putnam Voyager Fund, Class Y shares; 15,893,426				207,409
Putnam Fund for Growth and Income, Class Y shares; 7,006,903				99,217
George Putnam Fund of Boston, Class Y shares; 3,517,806				52,169
Putnam International Growth Fund, Class Y shares; 3,042,235				50,257
Collective trust fund - Putnam S&P 500 Index Fund, Class Y shares; 4,339,979				93,917
*Loans to participants, 4.25% to 9.50%				173,611
SRP Stable Value Fund, guaranteed investment contracts				
AIG Life Insurance Co.	6.01%	03/31/04		5,224
Allstate Life Ins. Co.	7.85	06/30/05		8,014
American International Life of NY	6.17	06/30/04		9,333
Canada Life Assurance Co.	3.70	08/19/05		6,081
CIGNA	6.70	05/16/05		10,004
CIGNA	5.41	02/15/07		13,266
GE Life & Annuity Assurance Co.	7.55	03/31/04		7,171
GE Life & Annuity Assurance Co.	7.25	08/16/04		5,643
GE Life & Annuity Assurance Co.	6.26	02/15/06		8,271
GE Life & Annuity Assurance Co.	5.72	02/15/06		8,701
GE Life & Annuity Assurance Co.	5.80	09/30/07		10,362
GE Life & Annuity Assurance Co.	4.32	11/16/07		8,051
Hartford Life Ins. Co.	6.18	06/29/04		9,212
Hartford Life Ins. Co.	7.39	12/29/05		8,832
Hartford Life Ins. Co.	7.15	12/29/05		4,035
Hartford Life Ins. Co.	5.22	01/29/07		5,065
John Hancock Mutual Life	5.65	08/18/03		10,188
John Hancock Mutual Life	5.52	06/30/07		10,453
Mass Mutual	7.11	12/30/04		9,282

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2002
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
SRP Stable Value Fund, guaranteed investment contracts - continued				
Mass Mutual	7.05%	06/30/05		$ 7,895
Metropolitan Life Ins. Co.	6.56	03/31/04		8,328
Metropolitan Life Ins. Co.	6.99	03/31/05		5,067
Metropolitan Life Ins. Co.	3.09	12/15/05		5,017
Metropolitan Life Ins. Co.	5.07	03/30/07		15,096
Metropolitan Life Ins. Co.	5.56	06/04/07		5,228
Metropolitan Life Ins. Co.	4.04	09/28/07		10,093
Metropolitan Life Ins. Co.	4.35	01/10/08		5,023
Monumental Life Insurance Co.	5.79	09/30/05		5,072
Monumental Life Insurance Co.	5.62	08/18/03		4,647
Monumental Life Insurance Co.	4.81	06/15/06		10,274
Monumental Life Insurance Co.	5.54	01/26/07		13,791
New York Life	7.17	02/15/06		8,125
New York Life	5.27	06/30/06		10,508
New York Life	5.35	04/17/07		6,295
New York Life	5.79	08/15/07		7,329
Pacific Life Insurance Co.	6.06	05/15/03		3,158
Pacific Life Insurance Co.	5.52	06/30/03		4,476
Principal Life Insurance Co.	3.34	07/25/04		8,116
Principal Life Insurance Co.	2.80	09/30/04		8,067
Principal Life Insurance Co.	3.65	12/24/04		8,161
Principal Life Insurance Co.	7.24	12/29/05		5,809
Principal Life Insurance Co.	5.43	01/26/07		14,073
Principal Life Insurance Co.	5.72	04/30/07		6,315
Protective Life Insurance Co.	7.28	08/16/04		5,180
Protective Life Insurance Co.	5.58	08/15/05		3,873
Protective Life Insurance Co.	5.45	06/30/06		5,263
Security Life of Denver	7.50	02/15/05		1,509
Security Life of Denver	2.71	02/15/05		6,044
Travelers Insurance Co.	6.22	12/31/02		1,523
Travelers Insurance Co.	5.82	09/30/05		5,182
Travelers Insurance Co.	6.01	11/15/05		7,728
Travelers Insurance Co.	7.10	02/16/06		15,264
Travelers Insurance Co.	5.35	06/30/06		5,260
Travelers Insurance Co.	4.10	09/30/07		5,051
Travelers Insurance Co.	4.15	12/31/07		5,022
United of Omaha Life Ins. Co.	1.67	03/25/05		5,704

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2002
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
SRP Stable Value Fund				
The Boston Company STIF	1.38%			$ 35,172
				$4,702,098

*Represents a party-in-interest.

(a) Cost information omitted, as all investments are fully participant directed as of December 31, 2002.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Co-trustees of Abbott Laboratories Stock Retirement Plan (Puerto Rico):

We have audited the accompanying statement of net assets available for benefits of Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Plan as of December 31, 2001, was audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on that financial statement in their report dated May 31, 2002.

We conducted our audit of the 2002 financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The 2002 supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2002 financial statements taken as a whole.



Chicago, Illinois
June 25, 2003

175 W. Jackson Blvd.
20th Floor
Chicago, IL 60604
T 312.856.0200
F 312.565.4719
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan's filing on Form 11-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with the filing on Form 11-K. See Exhibit 23.2 for further discussion.



ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Abbott Laboratories
Stock Retirement Plan (Puerto Rico) Committee:

We have audited the accompanying statements of net assets available for benefits of **ABBOTT LABORATORIES STOCK RETIREMENT PLAN (PUERTO RICO)** as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Chicago, Illinois
May 31, 2002

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNANTS ABBOTT LABORATORIES STOCK RETIREMENT PLAN (PUERTO RICO) DECEMBER 31, 2002 AND 2001

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Co-trustees of Abbott Laboratories Stock Retirement Plan (Puerto Rico):

We have audited the accompanying statement of net assets available for benefits of Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Plan as of December 31, 2001, was audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on that financial statement in their report dated May 31, 2002.

We conducted our audit of the 2002 financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The 2002 supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2002 financial statements taken as a whole.

Chicago, Illinois
June 25, 2003

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002 and 2001
(Dollars in thousands)

	2002	2001
Assets		
Cash	$ 221	$ 182
Investments	151,258	189,574
Due from employer	48	-
Due from brokers	21	22
Total assets	151,548	189,778
Liabilities	210	224
Net assets available for benefits	$151,338	$189,554

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2002
(Dollars in thousands)

Contributions	
Employer	$ 4,472
Participant	8,833
Total contributions	13,305
Transfer from other plan	2,627
Investment income (loss)	
Net depreciation in fair value of investments	(47,722)
Interest and dividends	4,077
Net investment loss	(43,645)
Benefits paid	(10,438)
Other expenses	(65)
Net decrease	(38,216)
Net assets available for benefits	
Beginning of year	189,554
End of year	$151,338

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

Effective January 1, 1996, employees of Abbott Laboratories ("Abbott") selected subsidiaries and affiliates in Puerto Rico (the "Company"), may, after meeting certain employment requirements, voluntarily participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

In February 2002, the BASF Pharmaceuticals Retirement Savings Plan was merged into the Plan and $2.6 million of assets were transferred into the Plan.

Contributions and Vesting

Contributions to the Plan are paid to the Abbott Laboratories Stock Retirement Trust (Puerto Rico) (the "Trust"). The Trust is administered by a trustee (the "Trustee"), a custodian (the "Custodian") and a committee (the "Committee"). The Trustee is Banco Popular de Puerto Rico. The Custodian is Putnam Fiduciary Trust Company. Three officers of Abbott are members of the Committee.

Employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate must contribute from 2% to 18% of their eligible earnings to the Trust, subject to certain limitations. Eligible earnings are an employee's regular base pay, including overtime and sales bonuses. Participants may choose to make their contributions from either pretax earnings, after-tax earnings, or both. The pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 1165(e) of the Puerto Rico Internal Revenue Code. Participant contributions may be invested in any or all of the investment options.

Employer contributions to the Plan are made each payroll period based on the participating employees' eligible earnings at an amount determined by the Board of Directors of Abbott. The employer contribution is 5% of the participant's eligible earnings if the employee elects to contribute at least 2% of eligible earnings. During 2002 and 2001, the Trustee invested such funds in Abbott common stock periodically in accordance with stock-trading procedures established by the Committee and agreed to by the Trustee.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

During 2002 and 2001, the Plan offered seven investment options: Abbott common stock, Putnam Stable Value Fund, Putnam Voyager Fund, Putnam Fund for Growth and Income, George Putnam Fund of Boston, Putnam International Growth Fund, and Putnam S&P 500 Index Fund. Participants at any age may direct the trustee to liquidate all or a portion of the Abbott common stock held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are at all times fully vested in their own contributions, employer contributions made prior to October 1, 2001, and earnings thereon. Vesting in employer contributions subsequent to October 1, 2001, is based on the following vesting schedule:

Service	Vesting percentage
Less than two years	0%
Two years or more	100

Nonvested portions of employer contributions are forfeited as of an employee's termination date. Forfeitures are (1) used to restore any forfeitures of participants who returned to service with the Company within a given period of time and (2) are used to reduce future employer contributions if terminated participants do not return to service within the given period of time.

Distributions

Upon retirement, termination or death, participants or their beneficiaries receive a distribution in cash or Abbott common shares or direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date, but distribution must be made before April 1 following the year the participant reaches age 70-1/2 or upon death, if earlier. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Participants with over five years of credited service are permitted to withdraw their after-tax contributions in shares or in cash, subject to certain limitations.

Loans to Participants

Participants may convert their pretax accounts to one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Puerto Rico Internal

NOTE A - DESCRIPTION OF THE PLAN - Continued

Loans to Participants - Continued

Revenue Code and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended beyond five years. Repayment is made through periodic payroll deductions but may be repaid in a lump sum at any time. For employees terminating employment with Abbott during the repayment period, the balance of the outstanding loan will be netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Except for the Putnam Stable Value Fund, Plan investments are stated at fair value as determined by quoted market prices. Participant loans are valued at cost which approximates fair value.

The Putnam Stable Value Fund is a collective trust fund which invests primarily in guaranteed investment contracts. The fund is valued at contract value because it is fully benefit responsive. The fund is credited with earnings on underlying investments (principally insurance contracts) and charged for Plan withdrawals and administrative expenses. The average yield and crediting interest rates of the underlying investment contracts were approximately 5% and 6% for 2002 and 2001, respectively. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The Plan's interest in the estimated fair value of the underlying fund assets approximates contract value.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Investment Valuation and Income Recognition - Continued

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Administrative Expenses

Putnam Investments is the Plan administrator. Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of Abbott stock. Mutual fund investment fees are charged against the net assets of the respective fund. Other recordkeeping and Putnam administration fees are paid by the Company.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The following investments represented 5% or more of the Plan's net assets at December 31, 2002 and 2001 (dollars in thousands):

	2002	2001
Abbott common stock	$124,173	$164,063
Loans to participants	18,218	17,056

Distributions of Abbott common shares, and conversions of participants' common share account balances to participant loans or other investment options, are recorded at fair market value.

NOTE C - INVESTMENTS - Continued

A summary of Abbott common share data as of December 31, 2002 and 2001, is presented below:

	2002	2001
Abbott common stock, 3,104,311 and 2,942,840 shares, respectively (dollars in thousands)	$124,173	$164,063
Market value per share	$40.00	$55.75

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows (dollars in thousands):

Mutual funds	$ (1,271)
Collective trust fund	(223)
Common stock	(46,228)
	$(47,722)

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY TRANSACTIONS

Certain Plan assets are invested in investments managed by Putnam; therefore, these transactions qualify as party-in-interest. A significant portion of the Plan's assets are invested in Abbott common stock.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and shall be terminated if Abbott completely discontinues its contributions under the Plan. All participants' account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant's share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

On September 17, 1998, the Department of the Treasury of the Commonwealth of Puerto Rico issued a letter to the effect that the Plan, as written, qualifies under Section 1165(e) of the Puerto Rico Internal Revenue Code of 1994 and consequently is exempt from local income tax. The Plan's management believes that the Plan is designed and is currently being operated in accordance with the Code.

NOTE G - SUBSEQUENT EVENT

Effective April 1, 2003, several investment fund options were added and other enhancements were made to the Plan. The enhancements include the elimination of the 30-day waiting period between transfers and the investment of employer matching contributions according to the employee's investment elections rather than an automatic investment in Abbott stock.

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2002
(Dollars in thousands)

Identity of party involved/ description of asset	Cost (a)	Current value
*Abbott Laboratories, common shares,		
3,104,311 shares		$124,173
*Putnam		
Mutual funds		
Putnam Voyager Fund, Class Y shares; 185,313		2,418
Putnam Fund for Growth and Income, Class Y Shares; 80,326		1,136
George Putnam Fund of Boston, Class Y Shares; 44,163		655
Putnam International Growth Fund, Class Y Shares; 11,764		194
Collective trust fund		
Putnam S&P 500 Index Fund, Class Y shares; 33,233		719
Putnam Stable Value Fund, Class Y shares; 3,763,328		3,745
*Loans to participants, 4.25% to 9.50%		18,218
		$151,258

*Represents a party-in-interest.

(a) Cost information omitted, as all investments are fully participant directed as of December 31, 2002.

The accompanying notes are an integral part of this schedule.

EXHIBITS

23.1	Consent of Independent Public Accountants
23.2	Statement Regarding Consent of Arthur Andersen LLP
99.1	Certification of Thomas M. Wascoe, Administrator of the Abbott Laboratories Stock Retirement Program

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Abbott Laboratories Stock
Retirement Program

Date: June 27, 2003

By: 
Thomas M. Wascoe
Plan Administrator

Exhibit 23.1

Grant Thornton

Accountants and Business Advisors

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report included in this Form 11-K, into Abbott Laboratories' previously filed S-8 Registration Statements for the Abbott Laboratories Stock Retirement Plan (Numbers 33-51585, 33-56897 and 33-65127) and into Abbott Laboratories' previously filed S-8 Registration Statements for the Abbott Laboratories Stock Retirement Program (Numbers 333-19511, 333-43383, 333-69579, 333-93257, 333-74224 and 333-102180).

Grant Thornton LLP

Chicago, Illinois
June 25, 2003

175 W. Jackson Blvd.
20th Floor
Chicago, IL 60604
T 312.856.0200
F 312.565.4719
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Exhibit 23.2

Statement Regarding Consent of Arthur Andersen LLP

The Abbott Laboratories Stock Retirement Program (the "Plan") engaged Grant Thornton LLP to replace Arthur Andersen LLP as the Plan's independent auditors. The audit engagement team at Arthur Andersen responsible for the most recent audited financial statements of the Plan as of December 31, 2001 is no longer with Arthur Andersen. As a result and after reasonable efforts, the Plan has been unable to obtain Arthur Andersen's consent to the incorporation by reference into the Abbott Laboratories filing on Form S-8 Number 333-102180 of Arthur Andersen's report with respect to the Plan's financial statements as of December 31, 2001. Under these circumstances, Rule 437a under the Securities Act of 1933 allows the Plan to omit the consent from this filing.

Section 11(a) of the Securities Act provides that if any part of a registration statement, at the time it becomes effective, contains an untrue statement of material fact, or omits to state a material fact required to be stated therein, or necessary to make the statements therein not misleading, then any person acquiring such security (unless such person knew of the untruth or omission at the time of acquisition of such security), may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement, or as having prepared or certified any report or valuation which is used in connection with the registration statement, with respect to the statement in such registration statement, report or valuation, which purports to have been prepared or certified by the accountant.

Arthur Andersen has not consented to the incorporation by reference of its previously issued report into the Abbott Laboratories filing on Form S-8 Number 333-102180. Arthur Andersen may, therefore, not be liable under Section 11(a) of the Securities Act because it has not consented to the incorporation by reference of its previously issued report into the Abbott Laboratories filing on Form S-8 Number 333-102180. Abbott believes, however, that other persons who may be liable under Section 11(a) of the Securities Act, including Abbott's officers and directors, may still rely on Arthur Andersen's audit reports as being made by an expert under the due diligence defense provision of Section 11(b) of the Securities Act.

Exhibit 99.1

Certification Pursuant To
18 U.S.C. Section 1350
As Adopted Pursuant To
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of the Abbott Laboratories Stock Retirement Program (the "Plan") on Form 11-K for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission herewith (the "Report"), I, Thomas M. Wascoe, Administrator of the Plan, certify that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Thomas M. Wascoe
Plan Administrator
June 27, 2003